SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 1, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 18, 2016 the company announced that on the shareholder´s meeting held on October 31, 2011, resolved the change in the Nominal Value of its common shares from the current value of $0.10 to $1.00 per share. Having obtained the authorizations of the "Comisión Nacional de Valores" (Provision N°3114 of 09.01.2016) and of the Buenos Aires Stock Exchange (authorization of transfer of listing of shares by exchange of nominal value dated 10.18.2016), it is informed that as of November 30, 2016, the company will exchange from 1.260.140.508 common notary shares (1 vote) with a nominal value $0.10 to 126.014.050 common notary shares (1 vote) of nominal value $1.00 each, in the records of "Caja de Valores S.A.".

The share price will not be affected by the aforementioned change, since the price on the Buenos Aires Stock Exchange was relflected for every 10 shares with the Nominal Value $0.10. Also, the price of the ADR's will not be affected since the ratio will be modified in the same proportions as the shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 18, 2016